                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)*

                         PROTALIX BIOTHERAPEUTICS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    74365A101
                                 (CUSIP Number)

                            BARAK LUCHTENSTEIN, ADV.
                                CBLS LAW OFFICES
                   5 AZRIELI CENTER, SQUARE TOWER, 35TH FLOOR
                             132 MENACHEM BEGIN ROAD
                              TEL AVIV 06725 ISRAEL
                                 +972-3-718-8700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 24, 2009
           (Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.: 74365A101
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1    Name or Reporting Person

     Marathon Investments Ltd.
--------------------------------------------------------------------------------
2    Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5    Check If Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:
     Israel
--------------------------------------------------------------------------------
                   7    Sole Voting Power
                        4,777,304
Number of          -------------------------------------------------------------
Shares             8    Shared Voting Power
Beneficially            None
Owned by           -------------------------------------------------------------
Each               9    Sole Dispositive Power
Reporting               4,777,304
Person with        -------------------------------------------------------------
                   10   Shared Dispositive Power
                        None
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:
     4,777,304
--------------------------------------------------------------------------------
12   Check If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [_]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     6.24%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     IV
--------------------------------------------------------------------------------

                                  Page 2 of 7

This Amendment No. 1 amends and supplements the Statement on Schedule 13D (as amended from time to time, the "Statement") in respect of the common stock, par value $0.001 per share (the "Common Stock"), of Protalix BioTherapeutics Inc.
(the "Issuer"), initially filed with the Securities and Exchange Commission
("SEC") by the Reporting Person (as defined in the Statement) on October 29,
2008.

This Amendment No. 1 is filed in view of a material decrease in the percentage of Common Stock beneficially owned by Marathon (as defined below) following certain sales of Common Stock made by Marathon, and in view of Mr. Sharon
Toussia-Cohen's resignation from the Board of Directors of the Issuer on May 10,
2009.

Unless otherwise defined in this Amendment No. 1, capitalized terms have the meanings given to them in the Statement.

The following amends and supplements Items 2, 4, 5 and 7 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

     (a) This Schedule 13D is being filed on behalf of Marathon Investments
Ltd., an investment company organized under the laws of the State of Israel
("Marathon"). Marathon is referred to herein from time to time as a "Reporting
Person".

     (b) The address of the principal offices of Marathon is 1 Azrieli Center,
Round Tower, 19th Floor, 132 Menachem Begin Road, Tel Aviv 67021 Israel.

     (c) Marathon is an investment company organized under the laws of the State of Israel and is publicly-traded on the Tel Aviv Stock Exchange. Marathon is engaged in the business of acquiring, holding and disposing of interests in various companies for investment purposes. Until December 2004, Marathon invested its funds mostly in venture capital investments. On December 2004,
Marathon's board of directors resolved to focus Marathon's investments on yielding industrial corporations. Marathon's investments in the Issuer were made prior to said resolution.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons is nor, during the last five years, was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found that the Reporting Person was in violation of such laws.

     (f) Marathon is a corporation organized under the laws of the State of
Israel.

Set forth on Exhibit A to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and citizenship, of each executive officer and director of Marathon.

                                  Page 3 of 7

To the best of the Reporting Person's knowledge none of Marathon's directors or executive officers during the last five years, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The purpose of the acquisition of the Common Stock by the Reporting Person is general investment purposes. In addition, the Reporting Person may, from time to time, depending on prevailing market, economic and other conditions, sell its shares of Common Stock of the Issuer or acquire additional shares of Common
Stock or other securities of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of the Common Stock or other securities of the Issuer or further investments in the Issuer. The Reporting
Person intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Issuer.

Except as set forth in this Schedule 13D, as amended, the Reporting Person has made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4 of
Schedule 13D, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The Issuer has advised the Reporting Person that there were 76,614,924 Common
Stock outstanding on September 15, 2009. The percentage of Common Stock outstanding owned by the Reporting Person set forth in this Statement is based on this number.

(a) As of September 24, 2009, Marathon is the record holder of 4,777,304 shares of Common Stock, representing approximately 6.24% of the issued and outstanding shares of Common Stock. Marathon's investment and voting decisions are made collectively by its Board of Directors.

(b) Marathon has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 4,777,304 shares of Common Stock.

(c) The Reporting Person or, to the Reporting Person's knowledge, any of its executive officers and directors named in Exhibit 1 to this Statement, has not engaged in any transaction involving any of the securities of the Issuer during the sixty days prior to the date of this report, except as set forth below.

                                  Page 4 of 7

Marathon made the following sales of shares of Common Stock, all of which were made in open market transactions on the NASDAQ:

                        AMOUNT OF SHARES OF   PRICE PER SHARE
     DATE                  COMMON STOCK           (US$)
    -------                  -------             -------

 August 13, 2009               3,427              6.2290
 August 17, 2009             236,816              6.3285
 August 18, 2009               1,200              6.1083
 August 18, 2009             100,000              6.1000
 August 18, 2009              11,300              6.4238
 August 20, 2009              50,000              6.1000
 August 25, 2009              55,000              6.4686
September 1, 2009             70,000              6.7669
September 2, 2009             52,600              7.1433
September 3, 2009             70,000              7.2829
September 4, 2009             39,532              7.3318
September 8, 2009            141,012              7.6023
September 9, 2009             69,300              7.5878
September 10, 2009             2,100              7.5977
September 14, 2009           123,576              7.4618
September 21, 2009            17,400              7.3254
September 22, 2009            20,814              7.5794
September 23, 2009           115,000              8.0147

(d) Not applicable.

(e) Mr. Sharon Toussia-Cohen ceased to be a Reporting Person following his resignation from the Board of Directors of the Issuer on May 10, 2009.

                                  Page 5 of 7

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: September 24, 2009

                                                    MARATHON INVESTMENTS LTD.

                                                    By: /s/ Sharon Toussia-Cohen
                                                    ----------------------------
                                                    Sharon Toussia-Cohen,
                                                    Chief Executive Officer

                                  Page 6 of 7

                                                                       EXHIBIT A

              EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

                             CITIZENSHIP /
                            JURISDICTION OF     PRINCIPAL OCCUPATION
        NAME                 ORGANIZATION           OR EMPLOYMENT
----------------------  ----------------------  ----------------------

Rafael Silman                   Israel          Active Chairman of the Board of
                                                Directors in Marathon.

Sharon Toussia-Cohen            Israel          Chief Executive Officer and
                                                Member of the Board of
                                                Directors in Marathon.

Itzhak Rozen                    Israel          Member of the Board of
                                                Directors in Marathon;
                                                Engineer.

Yochanan Korman                 Israel          Member of the Board of
                                                Directors in Marathon;
                                                Financial consultant.

Tamar Cohen                     Israel          Member of the Board of
                                                Directors in Marathon;
                                                Business and organizational
                                                consultant.

Ronen Petel                     Israel          Member of the Board of
                                                Directors in Marathon;
                                                CFO of a convention center.

Avraham Naveh                   Israel          Member of the Board of
                                                Directors in Marathon;
                                                CFO in an industrial group.

---------------------
Mssrs. Silman and Toussia-Cohen are executive officers and employees of Marathon
Investments Ltd., located at 1 Azrieli Center, Round Tower, 19th Floor, 132
Menachem Begin Road, Tel Aviv 06721 Israel. Except for Mssrs. Silman and
Toussia-Cohen there are no other executive officers in Marathon.

                                  Page 7 of 7